

U.S. COMMERCIAL CORP., S.A.B. DE C.V.

September 25, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: U.S. Commercial Corp., S.A.B. de C.V.
File Number: 82-34669

Attached, please find the English version of the information of U.S. Commercial Corp., S.A.B. de C.V., related to outcome of the public offering of acquisition, which was sent to the Bolsa Mexicana de Valores, S.A. de C.V. on September 21, 2007:

"U.S. Commercial Corp., S.A.B. de C.V. ("USCOM") informs the investors public that, as a result of the public offering of acquisition for up to the entire amount of stocks representing its outstanding capital stock, which Inmobiliaria Carso, S.A. de C.V. conducted and concluded on September 19, 2007, were acquired 353'484,046 stocks representing the paid capital stock of USCOM."

Sincerely.

C.P. Quintín Húmberto Botas Hernández
Attorney in fact